1. Name and Address of Reporting Person
   Singh, Mahendrajeet
   25 First St., 2nd Floor
   Cambridge, MA 02141
2. Issuer Name and Ticker or Trading Symbol
   Art Technology Group, Inc. (ARTG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   ( ) Officer (give title below) (X) Other (specify below)
   Former Director or Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/01/2002            S         -5000       D   $3.6948                   I           By Trusts
Common Stock                    02/04/2002            S         -5000       D   $3.3634                   I           By Trusts
Common Stock                    02/05/2002            S         -5000       D   $3.1723                   I           By Trusts
Common Stock                    02/06/2002            S         -5000       D   $2.9899                   I           By Trusts
Common Stock                    02/07/2002            S         -5000       D   $2.9794                   I           By Trusts
Common Stock                    02/08/2002            S         -5000       D   $3.1020                   I           By Trusts
Common Stock                    02/11/2002            S         -10000      D   $3.5112                   I           By Trusts
Common Stock                    02/12/2002            S         -7500       D   $3.6917                   I           By Trusts
Common Stock                    02/13/2002            S         -5000       D   $3.5198                   I           By Trusts
Common Stock                    02/14/2002            S         -5000       D   $3.4863                   I           By Trusts
Common Stock                    02/15/2002            S         -5000       D   $3.1302                   I           By Trusts
Common Stock                    02/19/2002            S         -5000       D   $2.9293                   I           By Trusts
Common Stock                    02/20/2002            S         -5000       D   $2.7518                   I           By Trusts
Common Stock                    02/21/2002            S         -5000       D   $2.8237                   I           By Trusts
Common Stock                    02/22/2002            S         -5000       D   $2.6611                   I           By Trusts
Common Stock                    02/25/2002            S         -5000       D   $2.5270                   I           By Trusts
Common Stock                    02/26/2002            S         -5000       D   $2.5277                   I           By Trusts
Common Stock                    02/27/2002            S         -7500       D   $2.6896                   I           By Trusts
Common Stock                    02/28/2002            S         -5000       D   $2.5000                   I           By Trusts
Common Stock                    03/01/2002            S         -5000       D   $2.4995                   I           By Trusts
Common Stock                    03/04/2002            S         -5000       D   $2.5967                   I           By Trusts
Common Stock                    03/05/2002            S         -5000       D   $2.6698                   I           By Trusts
Common Stock                    03/06/2002            S         -5000       D   $2.4885                   I           By Trusts
Common Stock                    03/07/2002            S         -5000       D   $2.5264                   I           By Trusts
Common Stock                    03/08/2002            S         -12500      D   $2.7276                   I           By Trusts
Common Stock                    03/11/2002            S         -5000       D   $2.4564                   I           By Trusts
Common Stock                    03/12/2002            S         -10000      D   $2.6330                   I           By Trusts
Common Stock                    03/13/2002            S         -5000       D   $2.7816                   I           By Trusts
Common Stock                    03/14/2002            S         -5000       D   $2.6291                   I           By Trusts
Common Stock                    03/15/2002            S         -5000       D   $2.5359                   I           By Trusts
Common Stock                    03/18/2002            S         -6550       D   $2.5643                   I           By Trusts
Common Stock                    03/19/2002            S         -10950      D   $2.4871                   I           By Trusts
Common Stock                    11/26/2002            S         -6250       D   $1.7038                   I           By Trusts
Common Stock                    12/05/2002            S         -6250       D   $1.6496    4262750        I           By Trusts

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Matt Beecher

DATE
02/14/2003